UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On June 28, 2023, InflaRx N.V. issued a press release titled “InflaRx’s Marketing Authorization Application (MAA) for Vilobelimab for Treatment of Critically Ill COVID-19 Patients under review by European Medicines Agency (EMA).” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated August 30, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: August 30, 2023	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

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